UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

------------------------------

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Alianza Minerals Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

016095101

(CUSIP Number)

Felix Grabher

FruitExpress Grabher

Sonnenburgerstrasse 11

Frastanz, Austria 6820

August 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 016095101	13D	Page 2 of 6 pages

1.	Names of Reporting Persons FruitExpress Grabher
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 16,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 16,000,000
	10.	Shared Dispositive Power 0

CUSIP 016095101	13D	Page 3 of 6 pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%
14.	Type of Reporting Person CO

CUSIP 016095101	13D	Page 4 of 6 pages

Item 1.  Security and Issuer.

The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, no par value ("Common Stock"), of Alianza Minerals Ltd., a British Columbia corporation (the "Issuer").  The address of the Issuer's principal executive offices is 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7.

Item 2.  Identity and Background.

This Statement is filed by FruitExpress Grabher (the “Reporting Person”), a Corporation incorporated in Austria, whose business address is Sonnenburgerstrasse 11, Frastanz, Austria 6820

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities owned by the Reporting Person consist entirely of common shares acquired through purchases from the Issuer pursuant to private placements and open market purchases.

Item 4.  Purpose of Transaction.

The Reporting Person has purchased the shares for investment purposes.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person beneficially owns 16,000,000 shares of Common Stock, or 10.0%, based on 159,389,955 shares of Common Stock outstanding as of August 9, 2023.

CUSIP 016095101	13D	Page 5 of 6 pages

Felix Grabher has the authorization to represent the Reporting Person and has the power to direct the vote and to dispose of 16,000,000 shares of Common Stock.

The Reporting Person has not effected any transactions in the Issuer’s common stock in the last 60 days.

Items (d)-(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

CUSIP 016095101	13D	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 9, 2023By: /s/  “Felix Grabher”

Name:Felix Grabher

FruitExpress Grabher

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)